UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42413

REAL MESSENGER CORPORATION

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Regained Compliance with Nasdaq Stockholders’ Equity Requirement

As previously disclosed, on April 6, 2026, Real Messenger Corporation (the “Company”) received written notification from the staff (the “Staff”) of The Nasdaq Capital Market (“Nasdaq”) indicating that the Company did not comply with the minimum stockholders’ equity requirement of $2,500,000 under Nasdaq Listing Rule 5550(b)(1) (the “Rule”).

By letter dated October 6, 2026, the Staff notified the Company that, based on the Company’s Form 6-K dated June 10, 2026 and the supplemental information submitted on October 2, 2026, the Staff determined that the Company complies with Listing Rule 5550(b)(1).

The Staff further advised the Company that, if the Company fails to evidence compliance with the Rule upon filing its interim financial statements for the period ended September 30, 2026, the Company may be subject to delisting. In that event, the Staff would provide written notification to the Company, and the Company would have the right to appeal the Staff’s determination to a Nasdaq Hearings Panel.

The Company intends to continue monitoring its compliance with all applicable Nasdaq continued listing requirements. Although the Company believes it currently satisfies the stockholders’ equity requirement under Listing Rule 5550(b)(1), there can be no assurance that the Company will continue to satisfy such requirement or any other Nasdaq continued listing standard in the future.

The Company issued a press release in relation to the above on October 7, 2026, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 7, 2026

By:	/s/ Thomas Ma
Name:	Thomas Ma
Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 7, 2026

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